Jason T. Simon, Esq.

Tel 703.749.1386

Fax 703.749.1301

Simonj@gtlaw.com

June 9, 2015

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Attention: John Reynolds, Assistant Director

Re:	Electrum Special Acquisition Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed May 27, 2015
File No. 333-203599

Dear Mr. Reynolds:

On behalf of Electrum Special Acquisition Corporation (the “Company”), we are hereby responding to the letter, dated June 5, 2015 (the “Comment Letter”), from John Reynolds, Assistant Director of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed on May 27, 2015 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing Amendment No. 3 to the Registration Statement with the Commission today.

For ease of reference, the text of the Staff’s comment, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

Exhibits

Exhibit 23.1

1.	It appears the audit report date of April 22, 2015 referenced here is inconsistent with the audit report date of May 26, 2015 disclosed in the audit report on page F-2 of the registration statement. Please advise your auditors to revise their consent accordingly.

RESPONSE:

The Company acknowledges the Staff’s comment, and has filed a revised consent with Amendment No. 3 to the Registration Statement.

*          *          *

Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding Amendment No. 3 to the Registration Statement or the above responses.

Sincerely yours,

Jason T. Simon

cc:	Eric N. Vincent

Andrew Shapiro

Alan I. Annex